Exhibit 99.4

Curaleaf Completes Acquisition of Tryke Companies

Bolsters Company's Presence in Three Key Growth Markets of Arizona, Nevada and Utah

Expands Curaleaf’s Operations to 29 Cultivation Sites and 144 Dispensaries Nationwide

WAKEFIELD, Mass., Oct. 5, 2022 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced the completion of its previously announced acquisition of Tryke Companies ("Tryke") (dba as Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator. With the close of the transaction, Curaleaf's national footprint has reached 29 cultivation sites and 144 dispensaries nationwide.

Boris Jordan, Founder and Executive Chairman of Curaleaf, stated, "We are pleased to welcome Tryke to the Curaleaf family as we expand our operations and bolster our competitive position in three key growth markets. This strategic transaction expands our U.S. presence and yields meaningful benefits for all of our stakeholders. The acquisition is immediately accretive to our EBITDA margins and free cash flow generation."

Matt Darin, CEO of Curaleaf, said, "As we continue to unite the strength of our brands, products and cultivation channels to lead the industry, we're excited to join forces with Tryke to deliver additional value for our customers and retailers in Arizona, Nevada and Utah. This deal represents a significant opportunity with strong long-term growth potential, and we are now strategically positioned us to accelerate our growth in the West."

Tryke Companies Highlights:

•	Four retail dispensaries in Las Vegas, Sparks, and Sun Valley, Nevada; two retail dispensaries in Phoenix, Arizona.

•	Expansive product offering including a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD products.

•	Extensive portfolio of processing licenses with 30,000 square feet of cultivation; capacity to expand to 80,000 square feet over the next three years.

Transaction Details:

The transaction consideration includes an initial payment at closing of US$10 million in cash and 2.7 million shares, and additional cash and shares consideration of US$75 million and 16.5 million Subordinate Voting Shares, to be paid in three installments on the first, second and third anniversaries of the closing, for a total consideration of US$181 million. Contingent consideration of up to 1 million Subordinate Voting Shares may be paid in 2023 based on the business exceeding certain EBITDA targets for the year 2022.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 21 states with 144 dispensaries, 29 cultivation sites, and employs over 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the acquisition of Tryke Companies. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com